June 16, 2014

VIA EDGAR

Mr. Patrick Gilmore, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail stop 4561

Washington, D.C. 20549

Re:	Yahoo! Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 000-28018

Dear Mr. Gilmore:

We received your letter dated May 6, 2014 (the “Letter”) setting forth additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934 (the “Exchange Act”). Our response to your comment is set forth below. For the convenience of the Staff, the comment from the Letter is restated in italics prior to our response.

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 66

1.	We note that for 2013 you performed a quantitative assessment for Europe, India & Southeast Asia, and Middle East reporting units. Please tell us if you believe these reporting units are at risk of failing step one of the impairment test and your basis for this conclusion. Please also tell us, and in future filings disclose, the following related to the reporting units at risk of failing step one:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent impairment test; and

•	The amount of goodwill allocated to these reporting units.

Alternatively, if in your view your reporting units are not at risk please disclose that fact. Refer to Item 303 (a)(3)(ii) of Regulation S-K and Section V of Release 33-8350 for further guidance.

We note the Staff’s comments and supplementally advise the Staff of the following:

For the annual impairment test performed as of October 31, 2013, we first used a qualitative approach to determine whether it was more likely than not that the estimated fair value of a reporting unit was less than its carrying amount for all reporting units.

For the Europe, Middle East and the India & Southeast Asia reporting units, we subsequently performed Step 1 of the quantitative goodwill impairment test as these reporting units began to experience financial performance below our expectations in the latter half of 2013 and reduced financial forecasts for future periods. The Middle East reporting unit failed Step 1 of the quantitative goodwill impairment test. As a result, we performed Step 2 of the quantitative goodwill impairment test to measure the impairment. Based on the Step 2 test, we concluded that the carrying value of the Middle East reporting unit exceeded its estimated fair value and accordingly recorded a $64 million goodwill impairment charge for the year ended December 31, 2013. We disclosed this impairment charge in our Form 10-K for the year ended December 31, 2013 in Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 54) and Note 5 to the audited financial statements.

The following table reflects the percentage by which the estimated fair value exceeded the carrying value and their allocated goodwill carrying values as of October 31, 2013 for the Europe and India and Southeast Asia reporting units based on the Step 1 test.

	EUROPE	INDIA AND SOUTHEAST ASIA

	(in $000’s except for percentages)

% of Estimated Fair Value over Carrying Value	20%	120%

Net Book Value of Goodwill	$466,289	$10,128

For the Europe reporting unit, we will disclose in our next Form 10-Q (i) the percentage by which the estimated fair value exceeded the carrying value as of October 31, 2013 (i.e., 20%); and (ii) the amount of goodwill allocated to the Europe reporting unit.

Additionally, in future filings, if we determine that a reporting unit is not at risk of failing Step 1 of the quantitative goodwill impairment test, we will disclose that the estimated fair value of the reporting unit substantially exceeded its carrying value. Alternatively, if we determine that a reporting unit is at risk of failing Step 1 of the impairment test, we will disclose the following:

•	The percentage by which estimated fair value exceeded carrying value as of the date of the most recent impairment test; and

•	The amount of goodwill allocated to the reporting unit.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this Letter.

Respectfully submitted,

Yahoo! Inc.

/s/	KEN GOLDMAN
By:	Ken Goldman
Title:	Chief Financial Officer

cc:	Joyce Sweeney, Staff Accountant

Marissa A. Mayer, Chief Executive Officer

Aman S. Kothari, Senior Vice President, Global Controller

        and Chief Accounting Officer

Ronald S. Bell, General Counsel and Secretary

Stephanie I. Splane, Senior Vice President, Corporate Legal Affairs,

        Deputy General Counsel

Robert Plesnarski, O’Melveny & Myers LLP